Exhibit 99.1

Qihoo 360 Announces Change in Board of Directors

BEIJING, Sept. 19, 2011 /PRNewswire-Asia/ -- Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), the No. 3 internet company in China as measured by active user base, today announced that it has appointed Ms. Wenjiang Chen as an independent director of the Company. Ms. Chen replaces Mr. Gongquan Wang, who has resigned his position from the Company’s Board. Mr. Wang was a co-founder of CDH Venture, a venture capital fund that invested in Qihoo 360 during its startup phase, and had been a member of the Company’s Board since 2006.

Ms. Chen has been a partner at CDH Venture since January 2006. From February 2001 to December 2005, she served as an assistant vice president of Walden International Investment Group. From February 2000 to January 2001, Ms. Chen served as an investment manager of China International Capital Corporation Limited. Prior to that, Ms. Chen was an investment manager of China Light Industry Fund from August 1993 to April 1998. Ms. Chen obtained a bachelor’s degree in international economics from Renmin University of China in July 1992, and obtained a master’s degree in business administration from China Europe International Business School in December 1999.

Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360, said, “We are pleased to have Wenjiang Chen join our Company as a member of the Board of Directors. Her extensive experience and knowledge of the Chinese financial market and investment landscape will prove invaluable as we push forward with our business expansion strategy. We would also like to thank Mr. Wang for his years of service and contribution to our company. We wish him the best in his future endeavors.”

About Qihoo 360

Qihoo 360 Technology Co. Ltd. is the No. 3 Internet company in China as measured by user base. As of June 2011, the Company had 378 million monthly active Internet users, representing a user penetration rate of 92% in China, according to iResearch. The Company is also the No. 1 provider of Internet and mobile security solutions in China as measured by active user base, according to iResearch. Recognizing security as a fundamental need of Internet and mobile users, Qihoo 360 offers comprehensive high-quality Internet and mobile security solutions free of charge. In addition, Qihoo 360 also provides users with secure access points to the Internet via its industry leading Safe Browser and Application Desktop. Qihoo 360 monetizes its massive user base primarily through online advertising on its web assets and through Internet value-added services on its open platforms.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its final prospectus dated March 29, 2011.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.	Christensen
Tel: +86 10-5878-1574	Mr. Christian Arnell
E-mail: ir@360.cn
Tel: +86 10-5826-4939
E-mail: carnell@ChristensenIR.com